J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

December 16, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Joseph Ambrogi

Re: Western Acquisition Ventures Corp.

Preliminary Proxy Statement on Schedule 14A

Filed on December 7, 2022

Commission File No. 001-41214

Mr. Ambrogi:

Thank you for your telephone call regarding our proposed revision to the preliminary proxy statement. Here is the proposed language to be included as a risk factor in the paragraph entitled “Vote Required”:

We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Our sponsor, Western Acquisition Ventures Sponsor LLC, a Delaware corporation, has equity holders that reside outside the United States. We therefore may be considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as our sponsor has the ability to exercise control over us for purposes of CFIUS’s regulations. As such, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by January 11, 2023 (or July 11, 2023 if the Extension Proposal is approved by the shareholders) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, based on the trust account balance as of December __, 2022, our public shareholders may only receive approximately $10.XX per share, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

We are finalizing the redemption number which will be inserted in the blank above. Please get back to me with any further questions or comments.

Very truly yours,

/s/ Joseph P. Galda